United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale S.A.
CNPJ 33.592.510/0001-54
NIRE 33.300.019.766

EXTRACT OF MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS ("CA") HELD ON SEPTEMBER 20, 2024

On September 20, 2024, Messrs. Daniel André Stieler ("DS") – Chair ("PCA"); Marcelo Gasparino da Silva – Vice-Presidente ("MG"); Andre Viana Madeira ("AM"); Douglas James Upton ("DU"); Fernando Jorge Buso Gomes ("FB"), João Luiz Fukunaga ("JF"); Luis Henrique Cals de Beauclair Guimarães ("LHG"); Manuel Lino Silva de Sousa Oliveira ("OO"); Paulo Cesar Hartung Gomes ("PH"); Shunji Komai ("SK"); Rachel de Oliveira Maia ("RM"), representing all the members of the Board of Directors. The secretary of the work was Mr. Luiz Gustavo Gouvêa, Director of the Corporate Governance Department of Vale S.A. On this occasion, the following issues were presented to the collegiate: **"DEFINITION DATE OF THE BEGINNING NEW CEO AND FORMALIZATION OF THE CONTRACT** - Considering the approval of Mr. Gustavo Duarte Pimenta, Brazilian, married, economist, bearer of SSP/MG identity card No. 5.762.765, registered with the CPF/ME under No. 035.844.246-07, with business address at Praia de Botafogo nº. 186, 19th floor, Botafogo, in the city and State of Rio de Janeiro, CEP: 22250-145, for the position of President, held on the occasion of the meeting held on August 26, 2024, when it was defined that his inauguration would take place in due course, the Board of Directors unanimously approved, on this date, the beginning of his term of office on 10/01/2024, ending on 05/31/2027. The elected administrator declared that he was totally unimpeded to exercise his duties under the terms of article 147 of Law No. 6,404/76."; **"PROCESS OF RECOMPOSITION OF THE BOARD OF DIRECTORS** - the Board of Directors approved, by majority, the nomination of Messrs. Reinaldo Duarte Castanheira Filho, Brazilian, married, economist, bearer of identity RG - M-2.063.490, registered with CPF/MF nº. 747.433.256-68, resident and domiciled at Rua Bernardo Guimarães, 2523/600, Bairro Lourdes, Cidade Belo Horizonte, State of Minas Gerais and Heloisa Belotti Bedicks, Brazilian, married, economist, bearer of SSP/SP identity card No. 8394969, registered with the CPF under No. 048.601.198-43, with business address at Alameda dos Anapurus No. 883, apt 141, in the City of São Paulo/SP to the positions of members of the Board of Directors, for forwarding and deliberation at the Extraordinary General Meeting scheduled to take place in November, to comply with the unified management deadline of the current composition of the collegiate, that is, until the Annual General Meeting to be held in 2025. The directors hereby appointed declared that they are totally unimpeded, under the terms of the applicable legislation, to exercise their functions."; **"INTERIM CFO APPOINTMENT** - the Board of Directors unanimously approved the election of Mr. Murilo Muller, Brazilian, married, accountant, bearer of identity card No. 02002318791, registered with the CPF/ME under No. 877.208.929-68, with business address at Praia de Botafogo nº. 186, 19th floor, Botafogo, in the City and State of Rio de Janeiro, CEP 22250-145, to the position of Executive Vice President, on an interim basis, responsible for the Finance and Investor Relations functions, starting his term on 10/01/2024 and ending until 12/31/2024. The elected executive declared that he was totally unimpeded to exercise his functions under the terms of article 147 of Law No. 6,404/76."

I attest that the above information was extracted from the minutes of the Extraordinary Meeting of the Board of Directors held on September 20, 2024.

Rio de Janeiro, September 20, 2024.

Luiz Gustavo Gouvêa
Secretary

Este documento foi assinado eletronicamente por Luiz Gustavo Garioli Gouvea.
Para verificar as assinaturas vá ao site https://vale.portaldeassinaturas.com.br e utilize o código 0794-E207-66CE-0BD7.This document has been digitally signed by {signersNames} . This document has been electronically signed by Luiz Gustavo Garioli Gouvea. To verify the signatures, go to the site https://vale.portaldeassinaturas.com.br and use the code 0794-E207-66CE-0BD7 .

1

PROTOCOLO DE ASSINATURA(S)

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Código para verificação: 0794-E207-66CE-0BD7

Hash do Documento

72F11FAE53A777E00CD228B0D3D69B7FDC6AD4BEEA3EEB2D7A978053BE1124D9

O(s) nome(s) indicado(s) para assinatura, bem como seu(s) status em 20/09/2024 é(são) :

☑ Luiz Gustavo Garioli Gouvea (Signatário - Secretaria de Govern Corp) - 004.862.987-10 em 20/09/2024 20:30 UTC-03:00

Tipo: Assinatura Eletrônica

Identificaçao: Por email: luiz.gustavo.gouvea@vale.com

Evidências

Client Timestamp Fri Sep 20 2024 20:30:56 GMT-0300 (Horário Padrão de Brasília)
Geolocation Location not shared by user.
name Luiz Gustavo Garioli Gouvea
email luiz.gustavo.gouvea@vale.com
externalEmail luiz.gustavo.gouvea@vale.com
signerIdentifier 00486298710
signerIdentifierName CPF
pendingActionNotification Email luiz.gustavo.gouvea@vale.com
IP 177.26.70.154
Hash Evidências:
00BE2412E81317EAF5A418981FE4F42ECF0C5032C047FA98A6C2AF5BBB06C398

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 23, 2024		Director of Investor Relations